UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

EF Hutton Acquisition Corporation I
(Name of Issuer)

Common Stock, par value $0.0001 per Share

(Title of Class of Securities)

28201D 109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON EF Hutton Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,819,918
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,819,918
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Joseph Rallo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,819,918
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,819,918
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON David Boral
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,819,918
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,819,918
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:	EF Hutton Acquisition Corporation I, a corporation organized under the laws of the State of Delaware (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices: 24 Shipyard Drive, Suite 102, Hingham, MA 02043.

Item 2.

(a)	Name of Person Filing:	EF Hutton Partners, LLC, Joseph Rallo and David Boral. Joseph Rallo and David Boral are the managers of EF Hutton Partners, LLC.

(b)	Address of Principal Business Office or if none, Residence:

The address for this entity and individual is:

c/o EF Hutton Partners, LLC

24 Shipyard Drive, Suite 102

Hingham, MA 02043

(c)	Citizenship:	EF Hutton Partners, LLC – Delaware Joseph Rallo – USA David Boral - USA

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 28201D 109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,819,918

(b)	Percent of Class:

EF Hutton Partners, LLC, Joseph Rallo and David Boral each beneficially owns 1,819,918 shares of Common Stock. This accounts for 12.4% of the 14,632,500 shares of Common Stock outstanding as of November 10, 2022, as disclosed in the Company’s Form 10-Q filed with the SEC on November 10, 2022. Such amount does not include rights convertible into 1,469,687 shares of Common Stock at the closing of the Company’s initial business combination.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

EF Hutton Partners, LLC – 1,819,918 shares

Joseph Rallo – 1,819,918 shares

David Boral – 1,819,918 shares

(ii)	shared power to vote or to direct the vote:

EF Hutton Partners, LLC – 0 shares

Joseph Rallo – 0 shares

David Boral – 0 shares

(iii)	sole power to dispose or to direct the disposition of:

EF Hutton Partners, LLC – 1,819,918 shares

Joseph Rallo – 1,819,918 shares

David Boral – 1,819,918 shares

(iv)	shared power to dispose or to direct the disposition of:

EF Hutton Partners, LLC – 0 shares

Joseph Rallo – 0 shares

David Boral – 0 shares

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2023

EF HUTTON PARTNERS, LLC

By:	/s/ David Boral
Name:	David Boral
Title:	Authorized Signatory

/s/ Joseph Rallo
Joseph Rallo

/s/ David Boral
David Boral